12014640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2012

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14120 Ballantyne Corporate Place, Suite 520
(No. and Street)

Charlotte	North Carolina	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Chappelle — 980-213-2301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., Suite 1000	Charlotte	North Carolina	28204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, David Chappelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Advisors, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIS S HARRIS NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature

Managing Director
Title

Notary Public

My Commission Expires 7-7-2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLENNIUM ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

As Of December 31, 2011 and 2010

CHERRY BEKAERT & HOLLAND

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MILLENNIUM ADVISORS, LLC

TABLE OF CONTENTS

CHERRY BEKAERT& HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

The Members
Millennium Advisors, LLC
Charlotte, North Carolina

We have audited the accompanying statements of financial condition of Millennium Advisors, LLC (the "Company") as of December 31, 2011 and 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Millennium Advisors, LLC as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
February 27, 2012

MILLENNIUM ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 288,105	$ 366,975
Interest earning bank balances	51,005	837,242
Total cash and cash equivalents	339,110	1,204,217
Marketable securities owned, at market value	216,699,588	166,983,867
Receivable from clearing organization	43,040,594	4,289,564
Other assets	459,077	575,879
Total assets	$ 260,538,369	$ 173,053,527
Liabilities and Members' Capital		
Securities sold not yet purchased, at market value	$ 210,496,030	$ 139,678,402
Payable to clearing organization	2,704,026	150,141
Accounts payable	1,032,229	672,806
Accrued wages	1,383,738	-
Deferred interest payable	1,305,000	607,500
Accrued interest payable	1,875,000	900,000
	218,796,023	142,008,849
Subordinated debt, net of discount	22,106,157	21,606,247
Total liabilities	240,902,180	163,615,096
Members' capital	19,636,189	9,438,431
Total Liabilities and Members' Capital	$ 260,538,369	$ 173,053,527

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Organization and nature of operations

Millennium Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's purpose will be to act solely as a dealer in fixed income products for other broker dealers and institutional accounts. The Company was organized on April 28, 2009, and received approval to initiate trading operations from FINRA on February 24, 2010.

The Company is a North Carolina limited liability company. Members are not ultimately liable for debts, liabilities or obligations of the Company, losses of capital or profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are not transferable and have no management rights. Ownership interests are transferable in accordance with the terms of the operating agreement.

Note 2—Summary of significant accounting policies

Basis of presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities owned – Marketable securities consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities.

Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

Note 2—Summary of significant accounting policies (continued)

Property and equipment, net – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the 200% declining method for furniture and equipment and the straight line method for leasehold improvements. The costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed as incurred. The cost and accumulated depreciation and amortization of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income. Net property and equipment totaled $0 as of December 31, 2011 and 2011. The Company's policy is to capitalize individual items in excess of $10,000. All other items are expensed as incurred.

Allocations and distributions to members – Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the operating agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Fair Value Measurement – The carrying amounts of total current assets and total liabilities, other than investment securities which are discussed in more detail below, approximates fair value because of the short term nature of these instruments or that the contractual interest rates associated with these assets or liabilities are considered to be at market rates.

Note 3—Clearing broker

The Company currently has a clearing agreement with National Financial Services, LLC ("NFS") to clear all trade transactions. The Company is required to maintain a cash deposit of $150,000 with NFS in accordance with the terms of the clearing agreement.

The accounts maintained with NFS are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through NFS. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company actively trades government and corporate securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Note 3—Clearing broker (continued)

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers.

The Company minimizes inventory credit risk by managing issuer exposure within limits determined by management. The Company's counter party risk is minimized by trading only with institutional parties and other broker-dealers by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4—Marketable securities owned and securities sold, not yet purchased

The Company has adopted the guidance provided by the Fair Value Topic of the ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company considers that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements to be separately disclosed by level within the fair value hierarchy. The Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon estimates, are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis.

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. The Company has no Level 1 assets at December 31, 2011 and 2010.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2011 and 2010.

Marketable securities owned and securities sold, not yet purchased, at December 31, 2011 and 2010 consist of the following:

Marketable securities owned at market value:

December 31, 2011

Fund	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 216,699,588	$ -	$ 216,699,588
	$ -	$ 216,699,588	$ -	$ 216,699,588

December 31, 2010

Fund	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 166,983,867	$ -	$ 166,983,867
	$ -	$ 166,983,867	$ -	$ 166,983,867

Securities sold, not yet purchased, at market value:

December 31, 2011

Fund	Level 1	Level 2	Level 3	Total Fair Value
Corporate Bonds	$ -	$ 208,220,351	$ -	$ 208,220,351
Treasury Bonds	-	2,275,679	-	2,275,679
	$ -	$ 210,496,030	$ -	$ 210,496,030

Note 4—Marketable securities owned and securities sold, not yet purchased (continued)

Securities sold, not yet purchased, at market value (continued):

December 31, 2010				
Fund	Level 1	Level 2	Level 3	Total Fair Value
Corporate and Treasury Bonds	$ -	$ 139,678,402	$ -	$ 139,678,402
	$ -	$ 139,678,402	$ -	$ 139,678,402

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities.

Note 5—Subordinated debt and equity interests

The Company has obtained subordinated debt through two rounds of financing in 2010 as follows:

On July 30, 2010, two financial institutions provided $9,498,000 and $2,502,000, respectively, to the Company through FINRA approved subordinated debt agreements. This total amount of $12,000,000 is due on August 1, 2015. The entire amount of the loans can be prepaid two years after the agreement date, and is subordinated to all secured and unsecured creditors of the Company.

On August 31, 2010, the abovementioned two financial institutions provided $9,548,000 and $2,452,000, respectively, to the Company through FINRA approved subordinated debt agreements. This total amount of $12,000,000 is due on September 1, 2015. The entire amount of the loans can be prepaid two years after the agreement date, and is subordinated to all secured and unsecured creditors of the Company.

Future payment of the subordinated debt is as follows:

2015	$ 24,000,000

In conjunction with the subordinated debt, the Company issued 2,312 membership units to the first institution, and 599 units to the second institution. Pursuant to a discounted cash flow calculation, the Company allocated $2,600,000 to these membership units, which is recorded as a discount to the subordinated debt. At December 31, 2011, the unamortized discount was $1,893,843.

Note 6—Capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2011 and 2010, were as follows:

	2011	2010
Net capital	$ 23,386,283	$ 18,893,845
Net capital ratio (ratio of indebtedness to capital)	0.35 to 1	0.12 to 1

Note 7—401(k) Safe harbor plan

Effective January 1, 2010, the Company adopted its 401(k) safe harbor plan, which covers substantially all of its employees. The Company matches 100% of employee contributions up to 4% of annual income, which vests immediately.

Note 8—Commitments

The Company leases office space in Charlotte under a two-year operating lease. Future minimum lease payments at December 31, 2011, are as follows:

2012	$ 42,000
2013	43,000
2014	45,000

As disclosed in Note 3, the Company has a clearing agreement with NFS. NFS charges the Company a minimum monthly fee of $10,000 for the use of the trading platform, and an annual fee of $100,000 for other services in connection with trading operations. The minimum fees associated with the clearing agreement for the next four years are as follows:

2012	$ 220,000
2013	220,000
2014	220,000
2015	220,000
	$ 880,000

Note 9—Concentrations of credit risk and other business concentrations

The Company places its cash and cash equivalents on deposit with a financial institution in the United States. The Federal Deposit Insurance Corporation (FDIC) covers $250,000 on substantially all depository accounts. The Company from time to time may carry amounts on deposit in excess of the insured limits.